Exhibit 99.1

Core AI Expands Leadership in AI Audio with Launch of VoicePix 2.0

Enhanced Text-to-Speech engine delivers breakthrough realism in AI-generated voice technology

Vancouver, BC – Oct. 9, 2025 – Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI driven mobile games developer and publisher, today announced a major upgrade to VoicePix, its flagship AI-powered music and voice generation platform. The update introduces next-generation, multi-modal AI capabilities that redefine realism, emotion and control in synthetic audio creation to empower creators, musicians and media professionals with human-like expression and production efficiency at scale.

“VoicePix 2.0 marks a defining step forward in AI-generated audio,” said Aitan Zacharin, CEO of Core AI Holdings, Inc. “We are entering an era where voice and sound creation move beyond automation to become truly expressive and emotionally intelligent. With our upgraded Text-to-Speech engine and advanced tools for music generation, voice cloning and synthesis, VoicePix 2.0 delivers unprecedented naturalness and emotional authenticity that can replicate human tone, pacing and expression. This advancement expands the creative and commercial potential of AI in music and voice production while reinforcing our leadership in applied artificial intelligence. As global demand for immersive, efficient and personalized content accelerates, we believe there is substantial opportunity to grow and create long-term value for our shareholders.”

New Features and Enhancements

●	AI Voice Cloning & Synthesis: Generate hyper-realistic voice models with minimal training data for narration, character dialogue, and music vocals.
●	Text-to-Music & Lyric Generation: Compose full soundtracks or original songs directly from text prompts or lyric inputs.
●	Custom Voice Avatars: Create personalized, interactive voice identities from user-submitted photos and recordings.
●	Enhanced Sharing Tools: Seamless integration with social and content platforms for direct publishing and collaboration.

AI Architecture and Core Technology

VoicePix leverages a proprietary Text-to-Speech (TTS) engine, now upgraded to version 2.0, representing a major leap in voice realism, prosody control and emotional synthesis. Unlike conventional TTS systems that rely on rigid phoneme mapping, VoicePix 2.0 employs neural acoustic modeling and context-aware transformers that dynamically interpret semantic and emotional cues from text input.

Powered by high-fidelity model architectures such as CosyVoice and SoVits, the system captures subtle acoustic features including micro intonation, breathing cadence and harmonic resonance to produce speech that is indistinguishable from natural human delivery. With only a small sample of reference audio, users can generate multilingual, emotion-rich voice clones suitable for dubbing, narration and localization at enterprise scale.

The platform’s neural emotion control module allows precise adjustment of expressive range across categories such as joy, anger, sorrow and excitement, while maintaining speaker identity and clarity. These models are optimized through reinforcement learning from human feedback (RLHF) and adversarial fine-tuning, enabling adaptive performance in real-world audio production environments.

Real-World Applications and Efficiency Gains

VoicePix 2.0, a proprietary technology, is already being deployed in the short-form drama and digital content industries, where it automates large-scale AI voiceovers for character dialogue and narration. Early production partners have reported reductions of more than 50% in dubbing time and voiceover costs, while achieving a new standard of expressive quality and linguistic accuracy. By streamlining dubbing workflows and integrating emotional nuance, VoicePix 2.0 empowers studios to scale content output without sacrificing authenticity.

VoicePix continues to serve as a cornerstone of Core Gaming’s Creative AI Suite, with additional integrations and cross-platform capabilities in development to expand its ecosystem across entertainment, media and gaming.

For more information about VoicePix, please visit the Google Play or Apple iTunes stores.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core AI’s mission is to harness the power of artificial intelligence to build transformative and scalable offerings across multiple verticals. Since our launch we have developed and co-developed over 2,100 games, driven over 780 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

Core AI Investor Relations:

Brett Maas Hayden IR

brett@haydenir.com

646-536-7331

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Core AI’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Core AI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Core AI undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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